Exhibit 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated April 29, 2021 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three months ended March 31, 2021. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020, which were prepared in accordance with International Accounting Standard (“IAS”) 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2020 and 2019 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the related annual MD&A.
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the first quarter of 2021.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the “Managing Risk” and “Other Information and Advisories” sections of this MD&A. Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020, the audited annual consolidated financial statements for the years ended December 31, 2020 and 2019, our Annual Information Form for the year ended December 31, 2020 (our "AIF"), and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS Measures
Certain non-IFRS measures are included in this MD&A, including cash operating costs and cash operating cost per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining cost ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operations before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes ("kt"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE") and Toronto Stock Exchange ("TSX"), Net Present Value ("NPV"), Internal Rate of Return ("IRR") and London Inter-Bank Offered Rate ("LIBOR").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

2

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Table of Contents

Section	Page

3

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
About Eldorado
Eldorado Gold is a Canadian gold, silver and base metals producer with more than 25 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, we are focused on creating value for our stakeholders at each stage of the mining process.
Our operations are global and we have assets in Turkey, Canada, Greece, Romania and Brazil. We operate five mines: Kisladag and Efemcukuru located in western Turkey, Lamaque (Triangle mine) in Canada, and Olympias and Stratoni located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold operations, while Olympias and Stratoni are polymetallic operations. Olympias produces three concentrates bearing lead-silver, zinc and gold. Stratoni produces two concentrates bearing lead-silver and zinc.
Complementing our producing portfolio is our advanced stage development project, the Skouries gold-copper project in northern Greece. Skouries is currently on care and maintenance. We have in place an amended Investment Agreement with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework to allow for investment in the Skouries project and the Olympias and Stratoni mines. We continue to engage with the Greek government to receive regulatory approval for future permits and technical studies.
Other development projects in our portfolio include:
•Perama Hill, gold-silver, Greece;
•Certej (80.5%), gold, Romania; and
•Tocantinzinho, gold, Brazil.
Our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration. We also conduct early-stage exploration programs with the goal of providing low cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,500 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value for all our stakeholders.

4

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
First Quarter 2021 and Subsequent Period Highlights

•Q1 2021 production on plan and in line with 2021 annual guidance: Gold production totalled 111,742 ounces in Q1 2021, in-line with 2021 annual guidance and a decrease of 4% from Q1 2020 production of 115,950 ounces. Eldorado is maintaining its annual guidance of 430,000 - 460,000 ounces of gold at an all-in sustaining cost of $920-$1,150 per ounce sold.

•Amended Investment Agreement ratified: In March 2021, our Amended Investment Agreement ("Agreement") with the Hellenic Republic was ratified by the Greek parliament and published in the Greek Government Gazette, officially becoming law. The Agreement provides a mutually beneficial and modernized legal and financial framework to allow for investment in the Skouries project and the Olympias and Stratoni mines.

•Approval for use of dry stack tailings at Skouries: In April 2021, the Greek Ministry of Energy and Environment approved a modification to the Kassandra Mines Environmental Impact Assessment ("EIA") to allow for the use of dry stack tailings disposal at the Skouries project, which is expected to provide a number of environmental benefits.

•Planned increase in unit costs due to lower grades: Q1 2021 cash operating costs of $641 per ounce sold (Q1 2020: $627) and all-in sustaining costs ("AISC") of $986 per ounce sold (Q1 2020: $952) were both negatively impacted by planned lower grades at Kisladag and Lamaque.

•Continued free cash flow: Net cash from operating activities of $90.9 million in Q1 2021 (Q1 2020: $53.3 million) benefited from a higher average realized gold price. Free cash flow of $24.6 million in Q1 2021 (Q1 2020: $7.2 million) also benefited from timing of capital expenditure.

•Continued strong financial liquidity: The Company currently has $533.8 million of cash, cash equivalents and term deposits and $99.6 million available under its revolving credit facility.

•Increased EBITDA: Q1 2021 EBITDA was $105.3 million (Q1 2020: $84.7 million) and Q1 2021 adjusted EBITDA was $108.0 million (Q1 2020: $90.0 million). Adjustments in both periods included, among other things, share based compensation and losses on asset disposals.

•Net earnings and adjusted net earnings attributable to shareholders: Q1 2021 net earnings attributable to shareholders of the Company was $8.3 million or $0.05 per share (Q1 2020: net loss attributable to shareholders of the Company of $4.9 million, or $0.03 loss per share). Adjusted net earnings attributable to shareholders of the Company in Q1 2021 was $21.0 million, or $0.12 per share (Q1 2020: $12.5 million, or $0.08 per share).

•Measures remain in place to manage the impact of the novel coronavirus ("COVID-19") pandemic: The Company's mines remain fully operational and isolated cases of COVID-19 have been successfully managed. Preventing the spread of COVID-19, ensuring safe working environments across Eldorado's global sites, and preparedness should an outbreak occur, remain priorities.

5

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Key Business Developments
Response to the COVID-19 Pandemic and Impact on Operations
On March 11, 2020, COVID-19 was declared a global pandemic by the World Health Organization. In response, governments in numerous jurisdictions, including those where we operate, implemented emergency measures including travel restrictions, suspension of non-essential operations and changes to behaviour intended to reduce the spread of the virus.
We have subsequently taken steps and implemented global preventative measures to ensure a safe working environment for our employees and contractors and to prevent the spread of COVID-19. We continue to monitor our operating environments closely and are continuing to take proactive steps to protect the health and safety of our workforce, their families and our neighbouring communities.
Isolated cases of COVID-19 infections have been experienced at mine sites and in each case, employees and contractors at risk of exposure were identified, quarantined and tested for COVID-19 in accordance with our protocols. Our mines are currently fully operational.
No disruptions to the procurement of critical supplies have been experienced to date. We are monitoring our stock levels and the availability of critical supplies where shortages of these supplies could negatively impact production.
No significant disruptions have been experienced to date with respect to refining of doré or concentrate shipments as a result of the COVID-19 pandemic. We continue to monitor the impact of COVID-19 on our customers, including options to re-direct concentrate shipments to alternate customers as required.
On March 30, 2020, we drew $150 million under the revolving credit facility and continue to hold these funds as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. We have no immediate plans for use of the funds, however, proceeds could be used for general corporate purposes as required. At this time, we intend to reduce the balance during 2021.
Arrangement Agreement to Acquire QMX Gold Corporation
On April 7, 2021, we completed the acquisition of all of the outstanding common shares of QMX Gold Corporation ("QMX") not already owned by the Company by way of a plan of arrangement ("Arrangement"). Under the terms of the Arrangement, each shareholder is entitled to receive, for each QMX share held, (i) CDN $0.075 in cash and (ii) 0.01523 of an Eldorado common share. Total consideration for the interest in QMX not already owned by the Company was approximately CDN $113.0 million (USD $89.9 million), of which CDN $31.2 million (USD $24.8 million) was paid in cash at closing.
Amended Investment Agreement
In March 2021, our Agreement with the Hellenic Republic was ratified by the Greek parliament and published in the Greek Government Gazette, officially becoming law. The Agreement governs the further development, construction and operation of the Skouries project and the Olympias and Stratoni mines. The Agreement amends the 2004 Transfer Agreement between Hellas Gold S.A. and the Hellenic Republic, and provides a modernized legal and financial framework to allow for the advancement of our investment in these assets. The Agreement includes an optimized Investment Plan for the Skouries project and the Olympias and Stratoni mines, provides benefits to our local communities and is expected to reduce our environmental footprint.
The Agreement also includes a 10% increase in royalty rates for all contained metals in concentrate (whereby the 2% royalty at a $1,300 per ounce gold price increases to 2.2%). This increase will be effective from the ratification date of March 23, 2021 and will apply to concentrate sales from our Olympias and Stratoni mines, as well as future sales from Skouries.
Ormaque Deposit Maiden Inferred Mineral Resource
In February 2021, we announced maiden Inferred Mineral Resources for the Ormaque deposit totalling 2.6 million tonnes at a grade of 9.5 grams per tonne, for 803,000 ounces of contained gold.

6

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Consolidated Financial and Operational Highlights

	3 months ended March 31,
	2021	2020
Revenue	$224.6	$204.7
Gold revenue	$195.7	$183.7
Gold produced (oz)	111,742	115,950
Gold sold (oz)	113,594	116,219
Average realized gold price ($/oz sold) (4)	$1,723	$1,580
Cash operating costs ($/oz sold) (1,4)	641	627
Total cash costs ($/oz sold) (1,4)	687	678
All-in sustaining costs ($/oz sold) (1,4)	986	952
Net earnings (loss) for the period (2)	8.3	(4.9)
Net earnings (loss) earnings per share – basic ($/share) (2)	0.05	(0.03)
Adjusted net earnings (loss) (2,3,4)	21.0	12.5
Adjusted net earnings (loss) per share ($/share) (2,3,4)	0.12	0.08
Cash flow from operating activities before changes in working capital (4)	78.7	69.4
Free cash flow (4)	24.6	7.2
Cash, cash equivalents and term deposits	$533.8	$363.6

(1)By-product revenues are off-set against cash operating costs.
(2)Attributable to shareholders of the Company.
(3)See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the section 'Non-IFRS Measures'.
(4)These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

7

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Review of Financial and Operating Performance
Health and Safety
As we continue to adapt to the evolving COVID-19 pandemic, we remain committed to the highest health and safety standards and our focus remains on our employees, their families and our local communities. The Company’s lost-time injury frequency rate per million person-hours worked (“LTIFR") was 1.81 in Q1 2021, worsening from 0.48 in Q1 2020. We continue to take proactive steps to improve workplace safety despite the challenges presented during the COVID-19 pandemic.
Production, Sales and Revenue
In Q1 2021, we produced 111,742 ounces of gold, a decrease of 4% from Q1 2020 production of 115,950 ounces.
•Kisladag produced 46,172 ounces, a decrease of 8% from Q1 2020 production of 50,176 ounces, primarily due to planned lower average grade in the quarter, which was partially offset by stronger recovery.
•Lamaque produced 28,835 ounces, an increase of 5% from Q1 2020 production of 27,353 ounces, reflecting increased processing volumes and partially offset by a planned decrease in average grade. Average grade is expected to increase in the second half of 2021.
•Efemcukuru produced 23,298 ounces, a modest increase from Q1 2020 production of 23,239 ounces.
•Olympias produced 13,437 ounces, a decrease of 11% from Q1 2020 production of 15,182 ounces, reflecting decreases in both processing volumes and average grade.
Gold sales in Q1 2021 totalled 113,594 ounces, a slight decrease of 2% from 116,219 ounces in Q1 2020. The slightly lower sales volume compared to the prior year primarily reflected decreases in production at Kisladag and Olympias.
The average realized gold price was $1,723 in Q1 2021, 9% higher than the average realized gold price of $1,580 in Q1 2020. The gold price rose in the second half of 2019 and further increased through 2020 amid economic uncertainty that was exacerbated by the COVID-19 pandemic starting in March 2020. Some subsequent weakening of the gold price was experienced in Q1 2021.
Total revenue was $224.6 million in Q1 2021, an increase of 10% from total revenue of $204.7 million in Q1 2020. The increase was primarily due to higher average realized gold prices.
Unit Cost Performance
Cash operating     costs in Q1 2021 averaged $641 per ounce sold, an increase from $627 per ounce sold in Q1 2020. The increase was primarily due to cash operating costs per ounce sold at Kisladag being negatively impacted by mining and processing lower-grade ore in the quarter, resulting in fewer ounces produced. Cash operating costs per ounce sold at Lamaque were also negatively impacted by lower average grades, combined with strengthening of the Canadian dollar in the quarter as compared to Q1 2020. These increases were partially offset by reductions in cash operating costs per ounce sold at Kisladag and Efemcukuru in Q1 2021 as a result of the weakening of the Turkish Lira from Q1 2020 and a change in the structure of concentrate contracts whereby lower payable ounces are offset by the elimination of treatment charges and other deductions.
AISC per ounce sold averaged $986 in Q1 2021, compared with $952 in Q1 2020. The increase primarily reflected higher AISC per ounce sold at Kisladag, Lamaque and Olympias as a result of higher cash operating costs per ounce sold in Q1 2021. AISC per ounce sold improved at Efemcukuru as a result of the decrease in cash operating costs, combined with a slight decrease in sustaining capital expenditure as compared to Q1 2020.
Total cash costs per ounce sold and AISC per ounce sold both benefited in Q1 2021 from a recent announcement in Turkey whereby the incremental 25% increase to gold royalty rates originally announced on September 4, 2020 was amended to be effective from the announcement date only, and is no longer retroactive to January 1, 2020. As a result of this announcement, $4.5 million of accrued royalty expense was reversed in Q1 2021.

8

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Other Expenses
Depreciation expense totalled $56.3 million in Q1 2021, compared with $52.4 million in Q1 2020, as a result of increased tonnes mined. Lower average grade at Kisladag in the quarter led to increased depreciation on a per ounce sold basis as compared to Q1 2020.
Mine standby costs decreased to $1.6 million in Q1 2021 from $4.0 million in Q1 2020. Mine standby costs in Q1 2021 were related to Skouries and Perama Hill. Mine standby costs in Q1 2020 included $1.1 million at Lamaque during the period when mining and processing activities were suspended in accordance with a Quebec government-mandated restriction to address the COVID-19 pandemic in the province.
General and administrative costs increased to $10.1 million in Q1 2021 from $8.3 million in Q1 2020 primarily due to increased professional fees associated with the Amended Investment Agreement.
Finance costs totalled $10.3 million in Q1 2021, compared with $16.2 million in Q1 2020. The significant decrease was primarily due to non-cash revaluations of a derivative related to redemption options in our debt, combined with lower principal balances and lower variable interest rates.
Tax expense totalled $28.2 million in Q1 2021, compared to tax expense of $21.4 million in Q1 2020. The increase was a result of higher revenue in the first quarter with current tax expense of $18.7 million including $17.7 million relating to operations in Turkey and $1.0 million of Quebec mining duties for Lamaque. Deferred income tax expense of $2.8 million consists of $12.0 million of expense related to the weakening of local currencies in which income tax is determined, primarily the Lira and Real, and partially offset by deferred tax recoveries related to other changes in temporary differences, including for property, plant and equipment.
On April 16, 2021, an increase in the corporate income tax rate in Turkey was announced. The current effective corporate income tax rate of 20% increased to 25% for 2021, 23% for 2022 and will return to 20% for 2023 onwards. The increase, which is effective on July 1, 2021 with retroactive application to January 1, 2021, does not affect the amounts of the current or deferred income taxes recognized at March 31, 2021, as the change was not substantively enacted by that date.
Net Earnings to Shareholders
We reported net earnings attributable to shareholders of $8.3 million ($0.05 earnings per share) in Q1 2021, compared to a net loss of $4.9 million ($0.03 loss per share) in Q1 2020. Higher net income in Q1 2021 is primarily attributable to higher average realized gold prices, lower finance costs and a higher gain on foreign exchange. Net earnings in Q1 2021 included a $5.9 million net gain on foreign exchange primarily due to the significant weakening of the Lira at the end of the quarter. This led to a downward revaluation of Lira-denominated liabilities at Kisladag and Efemcukuru.
Adjusted net earnings were $21.0 million ($0.12 per share) in Q1 2021, compared to adjusted net earnings of $12.5 million ($0.08 earnings per share) in Q1 2020. Higher adjusted net earnings in Q1 2021 removed a $12.0 million loss on foreign exchange due to translation of deferred tax balances and a $0.7 million loss on the non-cash revaluation of the derivative related to redemption options in our debt.

9

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Quarterly Operations Update
Gold Operations

	3 months ended March 31,
	2021	2020
Total
Ounces produced	111,742	115,950
Ounces sold	113,594	116,219
Cash operating costs ($/oz sold) (1,2)	$641	$627
All-in sustaining costs ($/oz sold) (1,2)	$986	$952
Sustaining capital expenditures (2)	$20.5	$19.4
Kisladag
Ounces produced	46,172	50,176
Ounces sold	47,507	51,600
Cash operating costs ($/oz sold) (1,2)	$492	$451
All-in sustaining costs ($/oz sold) (1,2)	$607	$578
Sustaining capital expenditures (2)	$2.8	$3.0
Lamaque
Ounces produced	28,835	27,353
Ounces sold	29,078	26,728
Cash operating costs ($/oz sold) (1,2)	$759	$641
All-in sustaining costs ($/oz sold) (1,2)	$1,162	$1,042
Sustaining capital expenditures (2)	$9.3	$8.3
Efemcukuru
Ounces produced	23,298	23,239
Ounces sold	24,130	23,221
Cash operating costs ($/oz sold) (1,2)	$525	$642
All-in sustaining costs ($/oz sold) (1,2)	$693	$864
Sustaining capital expenditures (2)	$2.6	$3.1
Olympias
Ounces produced	13,437	15,182
Ounces sold	12,879	14,670
Cash operating costs ($/oz sold) (1,2)	$1,145	$1,196
All-in sustaining costs ($/oz sold) (1,2)	$1,799	$1,646
Sustaining capital expenditures (2)	$5.8	$5.0

(1)By-product revenues are off-set against cash operating costs.
(2)These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

10

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Kisladag

Operating Data	3 months ended March 31,
	2021	2020
Tonnes placed on pad	3,127,290	2,667,375
Head grade (g/t Au)	0.77	0.93
Gold ounces produced	46,172	50,176
Gold ounces sold	47,507	51,600
Cash operating costs ($/oz sold)	$492	$451
All-in sustaining costs ($/oz sold)	$607	$578
Financial Data
Gold revenue	$85.0	$81.7
Depreciation and depletion	18.7	12.6
Earnings from mining operations	40.8	43.2
Sustaining capital expenditures	$2.8	$3.0

Kisladag produced 46,172 ounces of gold in Q1 2021, a decrease of 8% from 50,176 ounces in Q1 2020. The decrease was the result of a planned shift to lower-grade ore as compared to Q1 2020. Production was in line with expectations for the quarter and solution processing rates are expected to increase as a result of the installation of two additional multi-stage carbon-in-column ("CIC") sets during the quarter.
Tonnes placed on the heap leach pad in Q1 2021 were higher than planned, reflecting good equipment availability and crusher throughput. Ore placed on the pad in the first quarter had an average grade of 0.77 grams per tonne, slightly lower than planned but expected to increase in subsequent quarters.
Gold revenue increased to $85.0 million in Q1 2021 from $81.7 million in Q1 2020, reflecting increased gold prices during the quarter.
Cash operating costs per ounce sold increased to $492 in Q1 2021 from $451 in Q1 2020 The increase was primarily due to lower grade ore mined in the quarter and was partially offset by lower costs as a result of the weakening of the Turkish Lira from Q1 2020.
AISC per ounce sold increased to $607 in Q1 2021 from $578 in Q1 2020, in line with the increase in cash operating costs and benefited from lower net royalty expense in the quarter. A $2.8 million reversal of accrued royalty expense was recorded in Q1 2021 as a result of a recent announcement amending the 25% increase to gold royalty rates, as originally announced in September 2020, such that the increase is effective from the announcement date only and no longer retroactive to January 1, 2020. This reversal offset the negative impact of higher royalty expense in Q1 2021 due to increased gold prices. Sustaining capital expenditures of $2.8 million in Q1 2021 primarily included mine equipment overhauls and placement of inter-lift liner.
Growth capital expenditures of $23.9 million in Q1 2021 included continued installation works of a high-pressure grinding roll ("HPGR") circuit expected to improve heap leach recovery with commissioning on schedule for Q3 2021. Growth capital also included waste stripping and construction of the North leach pad to support the mine life extension.
Depreciation expense increased in Q1 2021 in line with higher tonnes mined. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. The decrease in grade in Q1 2021 therefore led to higher depreciation expense on a per ounce sold basis as compared to Q1 2020.

11

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Lamaque

Operating Data	3 months ended March 31,
	2021	2020
Tonnes milled	180,834	146,548
Head grade (g/t Au)	5.17	6.05
Average recovery rate	96.0%	96.0%
Gold ounces produced	28,835	27,353
Gold ounces sold	29,078	26,728
Cash operating costs ($/oz sold)	$759	$641
All-in sustaining costs ($/oz sold)	$1,162	$1,042
Financial Data
Gold revenue	$51.6	$42.6
Depreciation and depletion	13.2	17.4
Earnings from mining operations	15.7	7.6
Sustaining capital expenditures	$9.3	$8.3

Lamaque produced 28,835 ounces of gold in Q1 2021, a 5% increase from 27,353 ounces in Q1 2020 despite a planned shift to lower-grade ore stopes. Average grade was 5.17 grams per tonne in Q1 2021 and is expected to increase in the second half of 2021. Tonnes processed in the quarter increased 23% from Q1 2020 as a result of increased underground production and processing volumes enabled by authorization received in March 2020 to expand the underground production limit at the Triangle deposit from 1,800 tonnes per day to 2,650 tonnes per day.
Gold revenue increased to $51.6 million in Q1 2021 from $42.6 million in Q1 2020 due to higher production, combined with increased gold prices.
Cash operating costs per ounce sold increased to $759 in Q1 2021 from $641 in Q1 2020, primarily reflecting the planned shift to lower-grade ore and was negatively impacted by a stronger Canadian dollar in the quarter as compared to Q1 2020.
AISC per ounce sold increased to $1,162 in Q1 2021 from $1,042 in Q1 2020 in line with higher cash operating costs per ounce sold. AISC included $9.3 million of sustaining capital expenditure related primarily to underground development and processing upgrades. Growth capital expenditure totalled $7.1 million in Q1 2021 and primarily included development of the decline from the Sigma mill to the Triangle mine which commenced in Q3 2020 and remains on schedule for completion in 2021.
Depreciation decreased in Q1 2021 despite higher ounces sold as a result of a change in estimate. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. Until December 31, 2020, total estimated recoverable tonnes included proven and probable mineral reserves only. Effective January 1, 2021, total estimated recoverable tonnes for Lamaque also include a portion of inferred mineral resources considered to be highly probable to be economically extracted over the life of the mine. This change in estimate better reflects the pattern in which the asset's future economic benefits are expected to be consumed based on the current mine plans.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Efemcukuru

Operating Data	3 months ended March 31,
	2021	2020
Tonnes milled	128,989	129,467
Head grade (g/t Au)	6.67	6.45
Average recovery rate (to concentrate)	93.6%	93.5%
Gold ounces produced (1)	23,298	23,239
Gold ounces sold	24,130	23,221
Cash operating costs ($/oz sold)	$525	$642
All-in sustaining costs ($/oz sold)	$693	$864
Financial Data
Gold revenue	$38.7	$38.9
Depreciation and depletion	10.9	10.3
Earnings from mining operations	14.3	11.9
Sustaining capital expenditures	$2.6	$3.1

(1)Payable metal produced (2021)

Efemcukuru produced 23,298 ounces of gold in Q1 2021, a slight increase from 23,239 ounces in Q1 2020, with production benefiting from an increase in average grade. Production in 2021 has been adjusted to reflect payable ounces, following a change in structure of concentrate sales contracts. The lower payable ounces under the new contracts are offset by a decrease in production costs due to the elimination of treatment charges and other deductions.
Gold revenue of $38.7 million benefited from a higher average realized gold price in the quarter but was negatively impacted by revaluation adjustments due to a decrease in the average gold price from Q4 2020.
Cash operating costs per ounce sold decreased to $525 in Q1 2021, from $642 in Q1 2020. Cash operating costs in Q1 2021 benefited from lower selling costs due to the change in structure of concentrate sales contracts, a slightly higher average grade and lower costs resulting from the weakening of the Turkish Lira.
AISC per ounce sold decreased to $693 in Q1 2021 from $864 in Q1 2020. The improvement was in line with lower cash operating costs per ounce sold and lower net royalty expense in the quarter. A $1.7 million reversal of accrued royalty expense was recorded in Q1 2021 as a result of a recent announcement amending the 25% increase to gold royalty rates, as originally announced in September 2020, such that the increase is effective from the announcement date only and no longer retroactive to January 1, 2020. This reversal offset the negative impact of higher royalty expense in Q1 2021 due to increased gold prices. Sustaining capital expenditure of $2.6 million in Q1 2021 primarily included underground development.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Olympias

Operating Data	3 months ended March 31,
	2021	2020
Tonnes milled	103,167	106,938
Head grade (g/t Au)	6.98	7.89
Average recovery rate (to concentrate)	85.4%	84.8%
Gold ounces produced (1)	13,437	15,182
Gold ounces sold	12,879	14,670
Silver ounces produced (1)	204,789	220,475
Lead tonnes produced (1)	2,021	2,066
Zinc tonnes produced (1)	2,300	2,348
Cash operating costs ($/oz sold)	$1,145	$1,196
All-in sustaining costs ($/oz sold)	$1,799	$1,646
Financial Data
Gold revenue	$20.4	$20.5
Silver and base metal revenue	12.9	10.5
Depreciation and depletion	12.9	11.1
Loss from mining operations	(8.9)	(7.3)
Sustaining capital expenditures	$5.8	$5.0

(1)Payable metal produced.

Olympias produced 13,437 ounces of gold in Q1 2021, an 11% decrease from 15,182 ounces in Q1 2020. The decrease reflected lower grades and lower processing volumes in the quarter. We continued to advance various initiatives in the quarter targeting efficiency and productivity improvements. Silver, lead and zinc production was lower in Q1 2021 as compared to Q1 2020 also as a result of lower grades and processing volumes.
Gold revenue was steady at $20.4 million in Q1 2021 compared to $20.5 million in Q1 2020 as lower sales volumes were partly offset by higher average realized gold prices. Silver and base metal revenue increased to $12.9 million in Q1 2021 from $10.5 million in Q1 2020 as a result of the timing of sales, combined with stronger prices.
Cash operating costs per ounce sold improved to $1,145 in Q1 2021 from $1,196 in Q1 2020 primarily as a result of higher silver and base metal prices, which reduce cash operating costs as by-product credits.
AISC per ounce sold increased to $1,799 in Q1 2021 from $1,646 in Q1 2020 primarily due to an increase in sustaining capital expenditure to $5.8 million in Q1 2021 from $5.0 million in Q1 2020. Sustaining capital expenditure in Q1 2021 primarily included underground development.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Stratoni

Operating Data	3 months ended March 31,
	2021	2020
Tonnes milled	47,810	46,260
Lead head grade	5.3%	6.0%
Zinc head grade	8.5%	10.4%
Tonnes of concentrate produced	10,415	12,083
Tonnes of concentrate sold	12,922	11,866
Average realized concentrate price ($/t sold) (1)	$1,063	$798
Cash operating costs ($/t of concentrate sold)	$1,164	$1,073
Financial Data
Concentrate revenues	$13.7	$9.5
Depreciation and depletion	0.6	1.1
Loss from mining operations	(2.2)	(4.4)
Sustaining capital expenditures	$1.5	$0.7

(1)Average realized price includes mark to market adjustments.

Stratoni produced 10,415 tonnes of concentrate during Q1 2021, a 14% decrease from 12,083 tonnes in Q1 2020. Production in the first quarter reflected lower average grades, but benefited from an increase in tonnes milled.
Concentrate revenues increased to $13.7 million in Q1 2021 from $9.5 million in Q1 2020, due to a higher average realized concentrate price, combined with an increase in tonnes of concentrate sold. The higher average realized concentrate price was due to increases in both lead and zinc prices in the quarter compared to Q1 2020.
Cash operating costs per tonne sold increased slightly to $1,164 in Q1 2021 from $1,073 in Q1 2020 as lower grades were partially offset by reduced market concentrate treatment charges.
Sustaining capital expenditure of $1.5 million in Q1 2021 primarily included underground development.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Development Projects
Skouries – Greece
While Skouries continues to remain on care and maintenance pending a full re-start of construction, certain construction activities that were suspended in 2017, including construction of the mill building, pebble crusher and the flotation building, resumed in late 2019 and continued in Q1 2021 to protect the plant assets. Capital expenditures totalled $0.8 million in Q1 2021 and primarily included remedial and design works.
We are advancing several key pieces of technical work on the Skouries project, including additional engineering and feasibility-level updates to the capital cost estimate. Approval was granted in April 2021 by the Greek Ministry of Energy and Environment for a modification to the Kassandra Mines EIA to allow for the use of dry stack tailings disposal at the Skouries project. Dry stack technology involves filtering tailings to remove water prior to stacking and compacting the dry material in a designated tailings area and is expected to provide a number of environmental benefits. We continue to evaluate financing options for Skouries. Following the re-start of construction, we expect to complete construction in approximately 2.5 years.
Spending on care and maintenance activities totalled $1.3 million in Q1 2021 and is included in mine standby costs.
Perama Hill – Greece
Work was re-initiated on the project in 2019 which was largely on hold since 2014. Work continued on updating the economic models reflecting current construction and equipment costs along with mine planning with respect to updating operating costs and gold price. A project review continues to evaluate the site conditions and project designs updated for changes in legislation, best practices and possible optimizations of the site and process. The permitting documentation is being updated.
Certej Project – Romania
We continue to evaluate strategic options for the Certej and Bolcana projects which may include a potential sale or a partnership. Environmental monitoring continued at the site during the quarter. Spending totalled $1.0 million in Q1 2021 and is included in exploration and evaluation expenditure.
Tocantinzinho Project – Brazil
We are currently evaluating strategic options, which may include a full or partial sale, partnership or standalone listing, to maximize value for the Tocantinzinho Project, a non-core gold asset. In August 2019, an updated technical report was completed for Tocantinzinho with an effective date of June 21, 2019 and filed on SEDAR and EDGAR. Highlights of the study at an estimated gold price of $1,300 include an IRR of 13.4% and an NPV of $216 million at a 5% discount rate. At an estimated gold price of $1,800, IRR is 33.8% with an NPV of $812 million at a 5% discount rate. Capital expenditure totalled $0.9 million in Q1 2021.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Exploration and Evaluation
Exploration and evaluation expenditures in Q1 2021 were primarily related to brownfields resource expansion programs at our operations in Canada, Turkey and Greece, in addition to early-stage projects and project generation activities in Turkey and Eastern Canada.
Exploration and evaluation expenditures are expensed when they relate to the initial search for, or the delineation of, mineral deposits, or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.
In Q1 2021, exploration and evaluation expense totalled $4.1 million, of which $2.3 million related to early-stage projects in Quebec and Turkey. In Quebec, this included till-sampling drilling at the Montgolfier project. In Turkey, exploration drilling was completed at new targets within the Efemcukuru license (2,619 metres) and at the early-stage Bambal (1,706 metres) and Hod Maden North (2,303 metres) projects. The remaining expense related to activities at Certej and other sites.
Expenditures of $1.8 million were capitalized relating to resource expansion and resource conversion programs at the Triangle and Ormaque deposits (Lamaque Operations), Efemcukuru, Stratoni and Olympias. At the Triangle deposit, 5,015 metres of resource expansion drilling were completed in Q1 2021, including both surface and underground drillholes targeting extensions to shear-hosted (“C”) ore zones as well as previously untested areas along the northern edge of the deposit. Resource conversion drilling at Triangle (2,581 metres) targeted inferred resources within the lower portion of the C5 ore zone. In February 2021 we announced maiden Inferred Resources at the Ormaque deposit totalling 2.6 million tonnes at a grade of 9.5 grams per tonne, for 803,000 ounces of contained gold. Exploration drilling resumed at Ormaque following the announcement, with 3,109 metres completed during the quarter both testing grade continuity within the resource lenses and their lateral extensions.
At Efemcukuru, capitalized exploration was related to resource expansion and resource conversion drilling programs (3,666 metres) targeting ore shoots within the Kokarpinar vein system, located approximately 400 metres west of the current mining activities at the Kestane Beleni vein system. Detailed mapping and sampling programs were also completed in the western part of the property, with high gold grades identified in poorly-exposed vein systems that are planned to be drill-tested later in 2021.
At the Stratoni mine, surface drilling paused in late January (380 metres completed) and resumed late in the quarter. Two drill rigs are currently active, ramping up to four in early Q2 2021, all testing along-strike and down-dip extensions to the Mavres Petres ore lenses. At Olympias, 2,667 metres of drilling were completed during Q1 2021, targeting western lateral extensions to the Flats ore zones.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities increased to $90.9 million in Q1 2021 from $53.3 million in Q1 2020, primarily a result of a higher average realized gold price. Taxes paid of $24.5 million in Q1 2021 primarily related to operations in Turkey, and to a lesser extent, Quebec mining duties for Lamaque. Interest payments of $2.2 million were made in Q1 2021, primarily relating to the term loan and the revolving credit facility. The positive working capital change of $12.1 million in Q1 2021 includes a $16.3 million decrease in accounts receivable due to the timing of receipts and sales and a $5.9 million decrease in accounts payable due to the timing of payments in the quarter. We expect net cash generated from operating activities to decrease in Q2 2021 following the scheduled semi-annual payment of interest on the senior secured notes and the annual payment of gold royalties in Turkey.
Investing Activities
In Q1 2021, we invested $64.9 million in capital expenditures on a cash basis, of which $21.1 million related to sustaining capital expenditures, primarily related to underground development, processing upgrades and equipment replacements and rebuilds. $32.2 million was invested in growth capital expenditures including $12.3 million of waste stripping at Kisladag, $9.4 million for the HPGR project at Kisladag, $2.3 million for construction of the Kisladag North leach pad and $4.2 million for the decline at Lamaque. In Q2 2021, investment in capital expenditure will include the $24.8 million cash consideration for the acquisition of QMX. In addition, growth and sustaining capital expenditure are expected to increase generally throughout the remainder of 2021.

Summary of Capital Expenditures	Q1 2021	Q1 2020
Kisladag	$23.9	$7.3
Lamaque	7.1	2.8
Olympias	1.2	1.6
Growth capital expenditures	$32.2	$11.7

Kisladag (1)	$3.2	$3.0
Lamaque	9.3	8.3
Efemcukuru (1)	2.8	3.1
Olympias	5.8	5.0
Sustaining capital expenditures (1)	$21.1	$19.4

Lamaque	$1.1	$0.7
Efemcukuru	0.2	0.1
Olympias	0.4	0.5
Capitalized exploration costs	$1.7	$1.3

Skouries	$0.8	$0.7
Stratoni (1)	1.8	1.4
Tocantinzinho	0.9	0.5
Other projects	1.8	0.7
Total capital expenditures	$60.3	$35.7

Reconciliation to cash capital expenditures:
Capital accruals	$6.4	$5.8
Lease and other non-monetary additions	(1.8)	(1.0)
Total cash capital expenditures	$64.9	$40.5

(1)Includes non-cash sustaining lease additions.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Financing Activities
On March 30, 2021, we completed a private placement of 1,100,000 common shares at a price of CDN $16.00 per share for gross proceeds of CDN $17.6 million ($13.9 million). The proceeds will be used to continue to fund the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.82 per share to the closing market price of the Company’s common shares at the date of issue.
On June 5, 2019, we completed an offering of $300 million senior secured second lien notes at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019. In 2020, we completed redemptions totalling $66.1 million of principal under the equity clawback provision of the senior secured notes. The senior secured notes contain covenants that restrict, among other things, our ability to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. We are in compliance with these covenants at March 31, 2021.
In May 2019, we executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consists of a $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020 and a $250 million revolving credit facility with a maturity date of June 5, 2023. In February 2021, the TARCA was amended such that non-financial letters of credit no longer reduce credit availability under the revolving credit facility, thereby increasing the credit availability under the facility to $99.6 million. A repayment of $11.1 million of principal on the term loan was made in conjunction with this amendment.
The TARCA contains covenants that restrict, among other things, our ability to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum EBITDA to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). We are in compliance with these covenants at March 31, 2021.
Both the term loan and revolving credit facility bear interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at March 31, 2021, the Company’s current interest charges and fees are as follows: LIBOR plus margin of 2.25% on the term loan and any amounts drawn from the revolving credit facility; 0.90% on non-financial letters of credit plus 0.12%, 2.25% on financial letters of credit plus 0.37%, and 0.5625% standby fees on the available and undrawn portion of the revolving credit facility.
On March 30, 2020, we drew $150 million under the revolving credit facility and continue to hold these funds as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. We have no immediate plans for use of the funds, however, proceeds could be used for general corporate purposes as required. At this time, we intend to reduce the balance during 2021.
Capital Resources

	March 31, 2021	December 31, 2020
Cash, cash equivalents and term deposits	$533.8	$511.0
Working capital	534.8	504.2
Debt - long-term	$436.0	$434.5

At March 31, 2021, we had unrestricted cash and cash equivalents and term deposits of $533.8 million including the $150 million draw under the revolving credit facility as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. We have no immediate plans for the use of funds, however, proceeds could be used for general corporate purposes as required. At March 31, 2021, we have $99.6 million available under our $250 million revolving credit facility.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
We believe that the working capital of $534.8 million as at March 31, 2021, together with future cash flows from operations and access to the increased remaining undrawn revolving credit facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
Contractual Obligations
Significant changes to our commitments and contractual obligations as at March 31, 2021 are outlined below:

	Within 1 year	2 years	3 years	4 years	5 years	Total
Debt (1)	$55.6	$66.7	$150.0	$234.0	$—	$506.2
Purchase obligations	$79.4	$2.9	$0.2	$0.2	$0.2	$83.0
Totals	$135.0	$69.5	$150.2	$234.2	$0.2	$589.2

(1)Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior secured notes and term loan and do not include interest on debt. Debt obligations also include the March 31, 2020 draw of $150 million under the revolving credit facility that has been presented in the table above at June 5, 2023, based on the contractual maturity date of the revolving credit facility.
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Quarterly Results

	2021	2020	2020	2020	2020	2019	2019	2019
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	$224.6	$278.5	$287.6	$255.9	$204.7	$191.9	$172.3	$173.7
Impairment reversals, net of tax	–	—	—	—	—	(68.2)	—	(11.7)
Net earnings (loss) (1)	$8.3	$22.8	$41.0	$45.6	($4.9)	$91.2	$4.2	$12.2
Net earnings (loss) per share (1)
- basic	0.05	0.13	0.24	0.27	(0.03)	0.57	0.03	0.08
- diluted	0.05	0.13	0.23	0.26	(0.03)	0.56	0.03	0.08

(1)Attributable to shareholders of the Company.

Revenue in Q1 2020 through Q1 2021 benefited from an increase in the average realized gold price during these quarters amid continued economic uncertainty exacerbated by the COVID-19 pandemic commencing in March 2020. Revenue and net earnings in Q1 and Q2 2020 were negatively impacted by the COVID-19 pandemic, primarily from the temporary suspension of operations at Lamaque from March 25, 2020 to April 15, 2020.
Revenue and net earnings (loss) in Q2 2019 were impacted by delayed shipments of Efemcukuru concentrate in Q1 2019 that were completed in Q2 2019. This timing issue resulted in higher sales volumes in Q2 2019.
The commencement of commercial operations at Lamaque in Q2 2019 impacted both revenue and net earnings (loss) in the respective subsequent periods. The suspension of placement of new ore on the Kisladag heap leach pad negatively impacted revenue and net earnings in the second half of 2018 and in the first half of 2019.
Net earnings in Q2 2019 and Q4 2019 were positively impacted by impairment reversals relating to Vila Nova and Kisladag, respectively, and were negatively impacted in Q4 2020 by the $40.0 million non-cash write-down recorded on capital works in progress. Net earnings were negatively impacted in Q1 2021 by planned decreases in average ore grade at Kisladag and Lamaque.
Net earnings were negatively impacted in Q3 2020 by an incremental 25% increase to gold royalty rates in Turkey, announced in September 2020 and retroactive to January 1, 2020. Net earnings decreased by $3.2 million, net of tax, in Q3 2020 due to additional royalty expense recorded in that quarter to reflect the additional royalty cost associated with gold sales during the first six months of 2020. Net earnings increased by $3.6 million, net of tax, in Q1 2021 upon further announcement that the increased gold royalty rates would only take effect from the original announcement date and would no longer be retroactive to January 1, 2020.

Outstanding Share Information

Common Shares Outstanding (1)
- as of March 31, 2021	176,173,427
- as of April 29, 2021	181,807,030
Share purchase options - as of April 29, 2021 (Weighted average exercise price per share: CDN $11.35)	4,832,319

(1)Includes treasury stock.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Non-IFRS Measures
We have included certain non-IFRS measures in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We follow the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs. Cash operating costs per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. We disclose cash operating costs and cash operating costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q1 2021	Q1 2020
Production costs (1)	$108.6	$101.4
Stratoni production costs (2)	(15.3)	(12.8)
Production costs – excluding Stratoni	93.3	88.6
By-product credits	(15.2)	(9.8)
Royalty expense and production taxes	(5.2)	(5.9)
Cash operating costs	$72.9	$72.9
Gold ounces sold	113,594	116,219
Cash operating cost per ounce sold	$641	$627

(1)Includes inventory write-downs.
(2)Base metals production.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended March 31, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$23.4	($0.8)	$0.1	$0.6	$23.4	47,507	$492
Lamaque	23.2	(0.4)	0.1	(0.8)	22.1	29,078	759
Efemcukuru	12.1	(1.1)	1.2	0.4	12.7	24,130	525
Olympias	22.7	(12.9)	3.6	1.4	14.7	12,879	1,145
Total consolidated	$81.4	($15.2)	$5.0	$1.7	$72.9	113,594	$641

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended March 31, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$25.0	($0.4)	$0.1	($1.5)	$23.3	51,600	$451
Lamaque	17.5	(0.2)	—	(0.2)	17.1	26,728	641
Efemcukuru	11.7	(0.5)	3.4	0.2	14.9	23,221	642
Olympias	20.5	(8.7)	3.4	2.4	17.5	14,670	1,196
Total consolidated	$74.8	($9.8)	$7.0	$0.9	$72.9	116,219	$627

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Total Cash Costs, Total Cash Costs per ounce sold
Total cash costs and total cash costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We define total cash costs as the sum of cash operating costs (as defined and calculated above) and royalties and production taxes. Total cash costs per ounce sold is based on ounces sold and is calculated by dividing total cash costs by volume of gold ounces sold. We disclose total cash costs and total cash costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Total cash costs and total cash costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q1 2021	Q1 2020
Cash operating costs	$72.9	$72.9
Royalties and production taxes	5.2	5.9
Total cash costs	$78.0	$78.8
Gold ounces sold	113,594	116,219
Total cash costs per ounce sold	$687	$678

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
AISC and AISC per ounce sold are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, our definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined and calculated above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized exploration costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation.
As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.
AISC per ounce sold is based on ounces sold and is calculated by dividing AISC by volume of gold ounces sold.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q1 2021	Q1 2020
Total cash costs	$78.0	$78.8
Corporate and allocated G&A	9.5	8.8
Exploration and evaluation costs	2.6	2.1
Reclamation costs and amortization	1.4	1.6
Sustaining capital expenditure	20.5	19.4
AISC	$112.0	$110.6
Gold ounces sold	113,594	116,219
AISC per ounce sold	$986	$952

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended March 31, 2021:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$23.4	$2.1	$25.5	$—	$—	$0.5	$2.8	$28.8	47,507	$607
Lamaque	22.1	0.5	22.6	—	1.7	0.2	9.3	$33.8	29,078	1,162
Efemcukuru	12.7	0.8	13.5	—	0.4	0.2	2.6	$16.7	24,130	693
Olympias	14.7	1.7	16.4	—	0.4	0.5	5.8	$23.2	12,879	1,799
Corporate (1)	—	—	—	9.5	—	—	—	$9.5	—	84
Total consolidated	$72.9	$5.2	$78.0	$9.5	$2.6	$1.4	$20.5	$112.0	113,594	$986

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended March 31, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$23.3	$2.7	$26.0	$0.1	$—	$0.7	$3.0	$29.8	51,600	$578
Lamaque	17.1	0.5	17.7	—	1.5	0.3	8.3	27.8	26,728	1,042
Efemcukuru	14.9	1.8	16.7	—	0.1	0.2	3.1	20.1	23,221	864
Olympias	17.5	0.9	18.4	—	0.5	0.3	5.0	24.2	14,670	1,646
Corporate (1)	—	—	—	8.7	—	—	—	8.7	—	75
Total consolidated	$72.9	$5.9	$78.8	$8.8	$2.1	$1.6	$19.4	$110.6	116,219	$952

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q1 2021	Q1 2020
General and administrative expenses (from consolidated statement of operations)	$10.1	$8.3
Add:
Share-based payments expense	1.8	1.8
Employee benefit plan expense from corporate and operating gold mines	0.7	0.7
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.2)	(0.5)
Depreciation in G&A	(0.6)	(0.6)
Business development	(1.7)	(0.8)
Development projects	(0.7)	(0.2)
Adjusted corporate general and administrative expenses	$9.5	$8.7
Regional general and administrative costs allocated to gold mines	—	0.1
Corporate and allocated general and administrative expenses per AISC	$9.5	$8.8

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q1 2021	Q1 2020
Exploration and evaluation expense (from consolidated statement of operations)	$4.1	$3.2
Add:
Capitalized exploration cost related to operating gold mines	1.7	1.3
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(3.2)	(2.4)
Exploration costs per AISC	$2.6	$2.1

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q1 2021	Q1 2020
Asset retirement obligation accretion (from notes to the consolidated financial statements)	$0.4	$0.5
Add:
Depreciation related to asset retirement obligation assets	1.1	1.2
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.1)	(0.2)
Reclamation costs and amortization per AISC	$1.4	$1.6

Sustaining and Growth Capital
Sustaining capital and growth capital are non-IFRS measures. We define sustaining capital as capital required to maintain current operations at existing levels. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include expenditure related to capitalized exploration, development projects, or other growth or sustaining capital not related to operating gold mines. Sustaining capital also excludes capitalized interest. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Reconciliation of Sustaining Capital and Growth Capital:

	Q1 2021	Q1 2020
Additions to property, plant and equipment (from segment note in the consolidated financial statements)	$60.3	$35.7
Growth and development project capital expenditure	(35.8)	(13.6)
Capitalized exploration	(1.8)	(2.0)
Sustaining capital expenditure Stratoni (1)	(1.4)	(0.7)
Sustaining capital expenditure equipment leases (2)	(0.7)	—
Sustaining capital expenditure at operating gold mines	$20.5	$19.4

(1)Base metals production.
(2)Non-cash sustaining equipment leases.

Average Realized Gold Price per ounce sold
In the gold mining industry, average realized gold price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue. Average realized gold price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total gold revenues realized in a period from current operations.
Average realized gold price per ounce sold is reconciled for the periods presented as follows:

	Q1 2021	Q1 2020
Revenue	$224.6	$204.7
Less non-gold revenue	(28.9)	(21.0)
Gold revenue	$195.7	$183.7
Gold oz sold	113,594	116,219
Average realized gold price per ounce sold	$1,723	$1,580

Adjusted Net Earnings (Loss) Attributable to Shareholders
Adjusted net earnings (loss) and adjusted net earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings (loss) is defined as net earnings (loss) adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including impairment adjustments and reversals; asset write-downs; foreign exchange on deferred tax balances; changes in tax rates; gain (loss) on embedded derivatives; transaction costs; executive severance payments; gain (loss) on sale of securities, and other non-recurring items. Adjusted net earnings (loss) per share is calculated using the weighted average number of shares outstanding for adjusted net earnings (loss) per share. In prior periods, net earnings (loss) was also adjusted to exclude gain (loss) on disposal of assets in the normal course and write-down of inventory. These items are no longer excluded as they are considered to occur from time to time in the normal course of operations. Adjusted net earnings (loss) and adjusted net earnings (loss) per share in 2019 has been adjusted to conform with presentation in subsequent periods.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q1 2021	Q1 2020
Net earnings (loss) attributable to shareholders of the Company	$8.3	($4.9)
Loss on foreign exchange translation of deferred tax balances	12.0	12.2
Loss on redemption option derivative	0.7	4.4
Lamaque standby costs, net of tax (1)	—	0.8
Total adjusted net earnings	$21.0	$12.5
Weighted average shares outstanding	174,534	165,211
Adjusted net earnings per share ($/share)	$0.12	$0.08

(1)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic.

EBITDA, Adjusted EBITDA
EBITDA from continuing operations represents net earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA includes net pre-commercial production proceeds and removes the impact of impairments or reversals of impairments, severance costs and other non-cash expenses or recoveries. In addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and therefore are not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Reconciliation of Net Earnings (Loss) before tax to EBITDA and Adjusted EBITDA:

	Q1 2021	Q1 2020
Earnings before income tax	$38.4	$15.9
Depreciation, depletion and amortization (1)	56.8	52.9
Interest income	(0.3)	(0.4)
Finance costs	10.3	16.2
EBITDA	$105.3	$84.7
Share-based payments	1.8	1.8
Loss on disposal of assets	0.9	2.5
Lamaque standby costs (2)	—	1.1
Adjusted EBITDA (3)	$108.0	$90.0

(1)Includes depreciation within general and administrative expenses.
(2)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Free Cash Flow
Free cash flow is a non-IFRS measure. We believe it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We define free cash flow as cash generated by (used in) operating activities, less cash used in investing activities before increases or decreases in cash from term deposits or restricted cash. Changes in cash balances relating to term deposits or restricted cash are not considered to be representative of our ability to generate cash.

	Q1 2021	Q1 2020
Cash generated by operating activities	$90.9	$53.3
Less: Cash used in investing activities	(10.2)	(96.5)
Add back: Increase (decrease) in term deposits	(56.1)	51.5
Add back: (Decrease) increase in restricted cash	0.1	(1.2)
Free cash flow	$24.6	$7.2

Working Capital
Working capital is a non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital does not include assets held for sale and liabilities associated with assets held for sale. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.
Working capital for the periods highlighted is as follows:

	As at March 31, 2021	As at December 31, 2020
Current assets	$779.3	$766.2
Current liabilities	244.6	262.0
Working capital	$534.8	$504.2

Cash Flow from Operations before Changes in Working Capital
The Company uses cash flow from operations (or operating activities) before changes in non-cash working capital to supplement its consolidated financial statements and exclude the period to period movement of non-cash working capital items, such as accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The Company believes this provides an alternative indication of its cash flow from operations and may be meaningful to investors in evaluating its past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which is calculated in accordance with IFRS.

	Q1 2021	Q1 2020
Cash provided by operating activities	$90.9	$53.3
Less: Changes in non-cash working capital	12.1	(16.2)
Cash flow from operations before changes in working capital	$78.7	$69.4

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: COVID-19 and liquidity risk; political, economic and other risks specific to the jurisdictions where we operate; our ability to maintain community relations and social license; natural phenomena including climate change and related health and social effects; our ability to maintain adequate liquidity and financing; the inherent risk associated with project development and permitting processes; our ability to service and repay our debt; environmental risks; risks related to tailings storage facilities; deterioration of global economic conditions; new or amended government regulation; commodity price risk; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves and the expected impact on reserves and the carrying value of our properties; the updating of resource and reserve models and life of mine plans; the occurrence of unpredictable geological or metallurgical factors; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; and changes to operating and capital cost assumptions. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2020, which risks are incorporated by reference in this MD&A.
There were no significant changes to our financial, operational and business risk exposure during the three months ended March 31, 2021.

These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of its business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2020 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
In Q1 2021, the Company changed its estimate relating to total recoverable tonnes used to determine the depreciation, depletion and amortization of mineral properties and certain capitalized mine development costs, capitalized stripping costs, plant and mining assets whose estimated useful life is the same as the remaining life of the mine. Until December 31, 2020, the carrying amounts of these assets were depreciated, depleted or amortized over estimated recoverable tonnes of proven and probable mineral reserves. Effective January 1, 2021, total estimated recoverable tonnes for applicable mines also include a portion of inferred mineral resources considered to be highly probable to be economically extracted over the life of the mine. This change in estimate better reflects the pattern in which the asset's future economic benefits are expected to be consumed based on the current mine plans and was made as a result of increased experience in the conversion of inferred resources into proven and probable reserves for the applicable mines. Inferred resources are included in total estimated recoverable tonnes on a mine by mine basis if it is considered highly probable that those resources will be economically extracted.
This change in accounting estimate had an immaterial impact on the Company's results in the three months ended March 31, 2021 and will reduce the Company's depreciation expense in the future. However, because the depreciation recorded in future periods depends on the volume of tonnes mined during those periods, the Company is not able to accurately estimate the impact of this change in estimate on future periods.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 are the same as those applied in the audited consolidated financial statements for the years ended December 31, 2020 and 2019 .
A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, we have not early adopted and continues to evaluate the impact of the forthcoming or amended standards in preparing our unaudited condensed consolidated interim financial statements.
Property, plant and equipment - proceeds before intended use
On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022. The amendment must be applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021 financial statements in which the amendments are first applied. The Company will adopt this narrow scope amendment on the date it becomes effective and does not expect a revision to comparative financial information in its consolidated interim financial statements as a result of adoption.
Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company will adopt the narrow scope amendments on the date it becomes effective and is currently evaluating the impact of the amendments on its consolidated interim financial statements.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Vice President, Technical Services, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "believes", "continue", "estimates", "expected", "expects", "future", "guidance", "intends", "opportunity", "plans", "scheduled", "goal", "strive", "project", "outlook", "target", "foresee" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "can", "could", "may", "might", "will" or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to:
•the duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to the Company’s operations;
•Eldorado Gold’s capital resources and business objectives, including use of its revolving credit facility and any potential reduction of the balance;
•benefits of the Agreement, including future investment and receipt of regulatory approvals in Greece;
•Eldorado Gold’s guidance and outlook, including expected production, cost guidance and recoveries of gold, including:
◦annual production and cost guidance;
◦increased heap leach recoveries through increased leach time in conjunction with a high-pressure grinding roll at Kisladag, increasing the throughput at the Sigma mill;
◦timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits; and
◦expansion at Lamaque;
•the benefits of using dry stack tailings;
•the advancement of technical work and receipt of approvals at Skouries;
•favourable economics for the Company’s heap leaching plan and the ability to extend mine life at Eldorado’s projects;

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
•restart and completion of construction at Skouries, and completion of technical work and receipt of required approvals;
•the potential sale of any of our non-core assets;
•planned capital and exploration expenditures;
•conversion of mineral resources to mineral reserves;
•Eldorado Gold’s expectation as to its future financial and operating performance, including expectations around generating free cash flow;
•expected metallurgical recoveries and improved concentrate grade and quality;
•gold price outlook and the global concentrate market;
•Eldorado’s strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules; and
•results of litigation and arbitration proceedings.
Forward-looking statements or information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits; the benefits of using dry stack tailings; timing of restart of construction, completion of technical work and receipt of approvals, including dry stack tailings permits, at Skouries; the geopolitical, economic, permitting and legal climate that Eldorado operates in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays in the Company’s business and the Company’s ability to achieve its goals. In addition, except where otherwise stated, Eldorado Gold has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Forward-looking statements or information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to global outbreaks of infectious diseases, including COVID-19; the benefits of using dry stack tailings; timing of restart of construction, completion of technical work and receipt of approvals, including dry stack tailings permits, at Skouries; timing and cost of the construction of an underground decline at the Triangle mine and associated benefits; results of further testwork; the geopolitical climate in jurisdictions in which the Company operates; community relations and social license; natural phenomena, including climate change, health and social effects; liquidity and financing risks; costs of development projects; indebtedness and financing, including current and future operating restrictions and implications of a change in control; environmental matters; the global economic environment; government regulation; commodity price risk; mining operational and development risk; resource nationalism and foreign operations; mineral tenure and permits; unavailability of capital and inadequate income, including limited access to equity markets, dilutive equity financings and credit ratings; non-governmental organizations (NGOs); corruption and bribery; litigation and contracts; estimation of mineral reserves and mineral resources; metallurgical testing and recoveries; occurrence of unpredictable geological and metallurgical factors; production and cost estimates; credit risk, debt service obligations and default; actions of activist shareholders; information technology systems; Common Share price and volume fluctuations, including price volatility; infrastructure, including power and water, and commodities/consumables; pre-stripping/stripping and underground development, extraction, processing and exploration activities; currency and interest rates, cost estimates and tax matters; repatriation of funds and dividends; compensation; financial reporting, including relating to the carrying value of the Company’s assets and changes in reporting standards; labour, including employee relations, employee misconduct, key personnel and skilled workforce; reclamation and other long term obligations; the use and transport of regulated substances, including waste disposal; necessary equipment; co-ownership of the Company’s properties; the use of contractors; acquisitions, including integration risks, and dispositions; human rights matters;

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021 the unavailability of required insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition; security; discretion to use capital resources other than as specified in this MD&A; the Company’s success depending on making significant capital investments; and future sales or issuances of securities of Eldorado Gold; and the payment of future dividends. as well as those risk factors discussed in the section titled "Managing Risk" above. The reader is also directed to carefully review the detailed risk discussion in our most recent AIF filed in respect of the year ended December 31, 2021 on SEDAR and EDGAR under our Company name, for a fuller understanding of the risks and uncertainties that affect our business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("Industry Guide 7"). Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.
While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public under Industry Guide 7 by U.S. companies in SEC filings.
Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2021
Corporate Information
Directors

Steven Reid [2,4,5]	Chairman of the Board
George Burns	President and Chief Executive Officer
George Albino [2,3,5]	Independent Director
Teresa Conway [1,2]	Independent Director
Catharine Farrow [2,4,5]	Independent Director
Pamela Gibson [1,3]	Independent Director
Judith Mosely [1,4]	Independent Director
John Webster [1,3]	Independent Director

Board Committees
1.Audit Committee
2.Compensation Committee
3.Corporate Governance & Nominating Committee
4.Sustainability Committee
5.Technical Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Tim Garvin	Executive VP and General Counsel
Lisa Ower	Executive VP, People and External Affairs
Brock Gill	Senior VP, Projects and Transformation
Christos Balaskas	VP and General Manager, Greece
Sylvain Lehoux	VP and General Manager, Québec
Lincoln Silva	VP and General Manager, Brazil
Nicolae Stanca	VP and General Manager, Romania
Mehmet Yilmaz	VP and General Manager, Turkey
Cara Allaway	VP, Finance
Simon Hille	VP, Technical Services
Peter Lewis	VP, Exploration

Corporate Head Office	Investor Relations
1188 Bentall 5	Jeff Wilhoit, Interim Head of Investor Relations
550 Burrard Street	T: +1 604 376 1548
Vancouver, BC	E: jeff.wilhoit@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Investor Services
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

35